November 5, 2020

Mr. Nicholas P. Panos
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Medical Information Technology, Inc.
Schedule 13E-3/A
File No. 005-77898
Amendment No. 1 to Schedule 14A
File No. 000-28092
Filed on October 26, 2020 by Medical Information Technology, Inc.
Dear Mr. Panos:

This letter is submitted on behalf of Medical Information Technology, Inc. (the "Company") in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A and Amendment No. 1 to Transaction Statement on Schedule 13E-3, each filed with the Commission on October 26, 2020, as set forth in the Staff's letter dated October 27, 2020 to Howard Messing, Chief Executive Officer. The Company is concurrently filing a Definitive Proxy Statement on Schedule 14A (the "Proxy Statement").

For reference purposes, each comment has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the responses refer to the Proxy Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement.

Schedule 13E-3/A

General

1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders pursuant to Rule 13e-3(f). The meeting Notice has been voluntarily included, and is not required by Rule 13e-3(e) or considered part of the proxy statement as defined in Rule 14a-1(g). Please revise to ensure that the placement of the required legend has been made upon the outside front cover page of the federally-mandated disclosure document ultimately so disseminated.
Response to Comment No. 1. The Company respectfully advises the Staff that when the document is printed, the meeting Notice will be on the outside front cover of the disclosure document. The Notice will be formatted such that it will be printed on a single page.
Item 3. Identity and Background of Filing Person

2. We note the response to prior comment number 4 regarding Mr. Pappalardo and the MEDITECH Profit Sharing Trust under his control. The term "engage" as used in Rule 13e-3(b) is undefined. Given that Mr. Pappalardo will beneficially own 47.2% of the outstanding shares on a post-reverse stock split basis, and no independent or special committee was formed to approve the transaction, please supplement the response to state, if true, that: (1) the shares ultimately voted by Mr. Pappalardo, alone and without more, will not be outcome-determinative for purposes of the required shareholder approval; and (2) in voting to approve the transaction in his capacity as a member of the Board, he only fulfilled his responsibility as a director and otherwise was powerless to direct the voting by the other directors.
Response to Comment No. 2. The Company respectfully advises the Staff that (1) the shares ultimately voted by Mr. Pappalardo, alone and without more, will not be outcome-determinative for purposes of the required shareholder approval; and (2) in voting to approve the transaction in his capacity as a member of the Board, Mr. Pappalardo only fulfilled his responsibility as a director and otherwise was powerless to direct the voting by the other directors.
Item 8. Fairness of the Transaction

3. The disclosure provided in response to prior comment number 9 did not address the issuer's position as to the fairness of the transaction. Please revise to expressly state, if true, that the Board produced the fairness determination on behalf of Medical Information Technology, Inc. Regardless of any delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.
Response to Comment No. 3. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 6 of the Proxy Statement.
4. The term "unaffiliated security holder" is defined in Rule 13e-3(a)(4). The fairness determination produced by the issuer should be separately directed at unaffiliated security holders who will receive cash consideration as well as those who will hold a continuing interest. Please revise. See Question 19 in Exchange Act Release 17719 (April 13, 1981).
Response to Comment No. 4. The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 6 of the Proxy Statement.
Schedule 14A

5. A marked edition of the proxy statement was required to have been filed pursuant to Rule 14a-6(h). In order to ensure compliance with this requirement, please confirm that an edition of the proxy statement ultimately will be filed to show the cumulative changes made since the initial submission was made on October 1, 2020.
Response to Comment No. 5. The Company respectfully advises the Staff that a marked edition of the proxy statement is being filed concurrently herewith.
Form of Proxy

6. Under Rule 14a-4(e), the proxy statement or form of proxy must affirmatively state, subject to reasonable specified conditions, that with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made. Please revise.
Response to Comment No. 6. The Company respectfully acknowledges the Staff's comment and has revised the form of proxy.
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Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1990.

Sincerely,

/s/ Thomas J. LaFond, Esq.

Enclosures: Redline Proxy Statement

cc: Howard Messing, Chief Executive Officer, Medical Information Technology, Inc.